Exhibit 99.32

October 24, 2024

Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs / Mesdames:

Re:	F3 Uranium Corp. (the “Company”)
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor, dated October 24, 2024 (the “Notice”), and based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm.

Yours very truly,

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange